31047 Genstar Road, Hayward, CA 94544

(510) 240-6000 Fax (510) 240-6096

www.impaxlabs.com

June 13, 2012

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Impax Laboratories, Inc.
Registration Statement on Form 8-A
File No. 000-27354
Filed January 22, 2009

Dear Ladies and Gentlemen:

Impax Laboratories, Inc., a Delaware corporation (the “Company”), hereby requests the withdrawal of the above-referenced registration statement relating to its preferred shares purchase rights (“Preferred Shares Purchase Rights”), including all exhibits thereto, because the Preferred Shares Purchase Rights expired on January 20, 2012.

The Preferred Shares Purchase Rights were issued under and pursuant to a Preferred Stock Rights Agreement, dated as of January 20, 2009 (the “Rights Agreement”), by and between the Company and StockTrans, Inc., as Rights Agent. Under the terms of the Rights Agreement, the Preferred Shares Purchase Rights expired at the close of business on January 20, 2012.

Should you have any questions regarding the foregoing, please feel free to contact our general counsel, Mark Schlossberg at (510) 240-6488.

Sincerely,

/s/ Arthur A. Koch, Jr.
Arthur A. Koch, Jr.
Executive Vice President, Finance and Chief Financial Officer